Exhibit 99.1

NEWS RELEASE

Fortuna to attend 121 Mining Investment London Conference

Vancouver, April 24, 2023-- Fortuna Silver Mines Inc. (NYSE: FSM) (TSX: FVI) is pleased to announce that it will be attending the 121 Mining Investment London Conference, which is being held at etc.venues 133 Houndsditch in London, UK, from May 9 to 10, 2023.

Jorge A. Ganoza, President, Chief Executive Officer, and co-founder of Fortuna, will be attending the conference and participating in 1-on-1 investor meetings.

About 121 Mining Investment London

The 121 Mining Investment London Conference will feature 135 mining companies and over 500 investors attending. Participation is limited to investment professionals and mining executives, featuring two days of 1-on-1 meetings matching projects to investment capital.

About Fortuna Silver Mines Inc.

Fortuna Silver Mines Inc. is a Canadian precious metals mining company with four operating mines in Argentina, Burkina Faso, Mexico and Peru, and a fifth mine under construction in Côte d'Ivoire. Sustainability is integral to all our operations and relationships. We produce gold and silver and generate shared value over the long-term for our stakeholders through efficient production, environmental protection, and social responsibility. For more information, please visit our website.

Carlos Baca

Director of Investor Relations

Fortuna Silver Mines Inc.

Investor Relations:

Carlos Baca | info@fortunasilver.com | www.fortunasilver.com | Twitter | LinkedIn | YouTube